EXHIBIT 21

Subsidiaries

Biotechnology International, Inc., a British Virgin Islands corporation

Hong Kong Gewang Holdings Group Limited, a Hong Kong corporation

Gewang Selenium Enrichment Information Consulting (Shenzhen) Co., Ltd., a P.R. China corporation

Guangdong Gewang Biotechnology Co., Ltd., a P.R. China corporation

Tianmei Beverage Group Corporation Limited, an Australia corporation

Guangdong Tianmei Selenium-Rich Beverage Chain Co., Ltd., a P.R. China corporation

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